UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2023

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima 3400, 20th Floor
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Interim Financial Information

September 30, 2023

Companhia Siderúrgica Nacional

Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

Companhia Siderúrgica Nacional S.A.
Balance Sheets
(In thousands of reais)

1

Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

Companhia Siderúrgica Nacional S.A.
Statements of Income
(In thousands of reais)

2

Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

Companhia Siderúrgica Nacional S.A.
Statements of Comprehensive Income
(In thousands of reais)

3

Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

Companhia Siderúrgica Nacional S.A.
Statement of Changes in Shareholders´ Equity
(In thousands of reais)

4

Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

Companhia Siderúrgica Nacional S.A.
Statements of Cash Flows
(In thousands of reais)

Notes	Consolidated 09/30/2023	Consolidated 09/30/2022	Parent Company 09/30/2023	Parent Company 09/30/2022
Earnings attributable to the controlling interests		(897,273)	1,537,119	(897,273)	1,537,119
Earnings attributable to the non-controlling interests		448,817	433,787		
Financial charges in borrowing and financing raised	25	2,610,719	1,786,561	1,303,753	895,963
Financial charges in borrowing and financing granted		(138,961)	(111,221)	(184,796)	(133,367)
Charges on lease liabilities	14	58,740	51,714	897	1,232
Equity in results of affiliated companies	9	(259,582)	(167,026)	(1,406,327)	(2,117,103)
Deferred taxes assets	17	(609,660)	584,923	(675,341)	512,722
Provision for tax, social security, labor, civil and environmental risks		(140,947)	35,191	(79,992)	(18,593)
Monetary and exchange variations, net		628,360	(584,096)	600,634	73,306
Write-off of property, plant and equipment right of use and intangible assets	9, 10 e 11	5,039	10,780	659	1,065
Provision for environmental liabilities and decommissioning of assets		71,690	1,415	12,156	8,128
Updated shares – Fair value through profit or loss	25	105,438	1,122,058	105,438	1,122,058
Depreciation, amortization and depletion	24	2,481,877	2,030,390	871,377	790,140
Accrued/(reversal) for consumption and services		11,879	6,030	10,539	16,120
Net gain from sale of equity interest		(92,438)			
Receivables by indemnity			(422,254)		(422,254)
Dividends USIMINAS		(51,181)	(105,763)	(51,152)	(105,732)
Other provisions		66,227	(6,593)	19,283	57,551
Total Adjustments to reconcile net income (loss) to net cash provided by operations		**4,298,744**	**6,203,015**	**(370,145)**	**2,218,355**
Trade receivables - third parties		222,967	(642,845)	439	(309,915)
Trade receivables - related party		51,776	61,236	73,131	491,084
Inventory		1,611,304	83,270	1,592,293	340,518
Dividends and receivables - related parties		51,181	105,758	1,977,499	2,423,868
Recoverable taxes		(312,232)	195,917	(27,816)	339,033
Judicial deposits		26,847	(25,763)	20,831	(16,657)
Receiving derivative transactions				15,918	
Other assets		32,035	(346,203)	59,794	(185,303)
Trade payables		441,152	(729,251)	330,555	(730,571)
Trade payables – Forfaiting and Drawee risk		(2,715,495)	1,066,359	(2,626,734)	888,035
Payroll and related taxes		139,663	138,538	60,730	57,080
Tax payables		(166,917)	(2,330,376)	(204,343)	(477,746)
Payables to related parties		(70,048)	(33,610)	22,549	66,498
Advances from customers on mineral and energy contracts		5,131,618	19,784	783,181	
Interest paid	12	(2,376,367)	(1,631,139)	(1,002,965)	(719,792)
Interest received				2,271	2,277
Receipts/(Payments) from cash flow and derivative hedge operations		(661,970)	96,595		
Other liabilities		(65,771)	(99,738)	(17,581)	(38,685)
Changes in assets and liabilities		**1,339,743**	**(4,071,468)**	**1,059,752**	**2,129,724**
Net cash from (used in) operating activities		**5,638,487**	**2,131,547**	**689,607**	**4,348,079**
Investments / AFAC / Acquisitions of Shares		(251,321)	(430,012)	(223,134)	(2,747,830)
Purchase of property, plant and equipment, intangible assets and investment property	9, 10 e 11	(2,845,982)	(2,357,384)	(1,128,242)	(957,567)
Intercompany loans granted		(101,912)	(116,412)	(172,933)	(165,658)
Intercompany loans received				3,888	3,679
Financial investments, net of redemption		257,380	68,358	17,680	(10,634)
Receiving loans and interest from related parties		6,160			
Receipt of sale of corporate interest		114,763			
Acquisition of Topázio Energética, Santa Ana and Brasil Central			(466,153)		
Cash received from Acquisition of investments in Topázio Energética and Santa Ana			6,486		
Acquisition of CSN Cimentos Brasil			(4,770,354)		
Cash received in the acquisition of CSN Cimentos Brasil			496,445		
Net cash from (used in) investment activities		**(2,820,912)**	**(7,569,026)**	**(1,502,741)**	**(3,878,010)**
Borrowings and financing raised	12	9,912,186	13,371,615	6,173,886	1,912,203
Borrowings and financing – related parties	12			153,864	3,972,052
Transactions cost - Borrowings and financing		(168,708)	(297,813)	(48,999)	(5,216)
Amortization of borrowings and financing	12	(6,401,408)	(8,211,226)	(3,374,823)	(3,523,998)
Amortization of borrowings and financing - related parties	12			(744,185)	(2,857,843)
Amortization of leases	14	(163,388)	(106,934)	(8,300)	(6,584)
Dividends and interest on shareholder's equity		(2,720,104)	(1,266,016)	(2,214,247)	(673,129)
Share repurchase			(410,568)		(408,475)
Net cash from (used in) financing activities		**458,578**	**3,079,058**	**(62,804)**	**(1,590,990)**
Exchange Variation on Cash and Equivalents		**35,111**	**31,314**		
Increase (decrease) in cash and cash equivalents		**3,311,264**	**(2,327,107)**	**(875,938)**	**(1,120,921)**
Cash and cash equivalents at the beginning of the period		**11,991,356**	**16,646,480**	**2,839,405**	**3,885,265**
Cash and cash equivalents at the end of the period		**15,302,620**	**14,319,373**	**1,963,467**	**2,764,344**

The accompanying notes are an integral part of these interim financial information

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

EXPLANATORY NOTES TO THE INTERIM FINANCIAL INFORMATION
(In thousands of reais, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional (“CSN”, also referred to as “Company” or “Parent company”), is a publicly held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) and on the New York Stock Exchange (“NYSE”).

The Group's main operating activities are divided into five 5 segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany in order to gain markets and provide excellent services to final consumers. Its steel is used in home appliances, civil construction, package and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Belo Vale and Ouro Preto, State of Minas Gerais, by its subsidiary CSN Mineração S.A. (“CSN Mineração”). The Company’s mining activities also include tin exploration in the state of Rondônia by CSN's subsidiary Estanho de Rondônia S.A. (“ERSA”), to supply the needs of the UPV. The surplus of this raw material is sold to subsidiaries and third parties.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore is transported by rail to the Terminal de Carvão e Minérios from the Itaguaí Port (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguai Port, located in the State of Rio de Janeiro and from TECAR to customers around the world. The imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN.

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, the CSN Mineração has its iron ore production, since January 2020, 100% independent of tailings dams. After significant investments in recent years to raise the level of reliability, disposal and dry stacking, the CSN Mineração has advanced to a scenario in which 100% of our tailings goes through a dry filtering process and are stacked in piles, geotechnically controlled, in areas exclusively destined for stacking.

As a consequence of these measures, decommissioning of dams is the natural path for processing filtered tailings. All of our mining dams are positively certified and comply with the environmental legislation in force.

•	Cements:

CSN entered the cement market driven by the synergy between this activity and its existing businesses. The cement production unit located next to the UPV facilities, in Volta Redonda/RJ, produces CP-III type cement using slag produced by UPV's own blast furnaces. There is also the exploration of limestone and dolomite at the Arcos/MG unit to meet the needs of the steel industry and the cement factory, as well as the production of clinker at the same unit.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

On August 31, 2021, the subsidiary CSN Cimentos S.A. (“CSN Cimentos”) concluded the acquisition of control of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda., operating in the Northeast region, especially in Paraíba and Pernambuco. On May 1, 2022, Elizabeth Mineração was merged into CSN Cimentos.

On September 9, 2021, CSN Cimentos entered into the Agreement for the Sale and Purchase of the Shares in LafargeHolcim (Brasil) S.A., for the acquisition of 100% of the shares issued by LafargeHolcim (Brasil) S.A. (“LafargeHolcim”). On September 6, 2022, the acquisition of all shares issued by LafargeHolcim S.A. was completed, with the corporate name of LafargeHolcim being changed to "CSN Cimentos Brasil S.A.", which became controlled by CSN Cimentos. The Company's main activities are: production, industry and general trade of cement, lime, mortar, minerals and metals in general and complementary products for civil construction, in natura with industrial plants, warehouses and branches across a large part of the national territory.

On August 31, 2023, the Extraordinary General Meeting approved the incorporation of CSN Cimentos by CSN Cimentos Brasil with the consequent transfer of all assets, assets (movable and immovable), rights and obligations, in accordance with the terms of the “Protocol and Justification of the Incorporation of CSN Cimentos S.A. by CSN Cimentos Brasil S.A.”. Thus, CSN Cimentos was extinguished, all its shares were canceled and, in replacement, its shareholders received shares in CSN Cimentos Brasil. All activities carried out by CSN Cimentos are now carried out by CSN Cimentos Brasil. The Valuation Report of CSN Cimentos' equity was prepared on June 30, 2023, being the basis for defining a capital increase in CSN Cimentos Brasil in the amount of R$2,383,276.

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A. (“MRS”), which manages the former Southeast Railway System of Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which holds the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas - stretches from São Luís to Altos, Altos to Fortaleza, Fortaleza to Sousa, Sousa to Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo, Itabaiana to Macau (Mesh I) and TLSA is responsible for the stretches from Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Missão Velha and Missão Velha-Pecém (Mesh II), under construction.

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad, and maritime access.

TECON is responsible for the movement and storage of containers, vehicles, steel products, general cargo, among other products, and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for different customers.

•	Energy:

Since the energy supply is fundamental in CSN”s production process, the Company has electricity generation assets to mitigate costs, aiming at greater competitiveness.

On June 30, 2022, the Company's subsidiaries, CSN Cimentos and CSN Energia S.A. ("CSN Energia"), completed the acquisition of Santa Ana Energética S.A. (“Santa Ana”), as well as Topázio Energética S.A. ("Topázio") and, indirectly, Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, under the terms of the Share Purchase Agreement entered into on April 8, 2022 with Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento em Participações Multiestratégia, managed by Brookfield Brasil Asset Management Investimentos Ltda. On October 7, 2022, subsidiaries CSN Mineração and CSN Energia S.A. concluded the acquisition of 100% of the shares of Companhia Energética Chapecó – CEC, holder of the grant of Quebra-Queixo Hydroelectric Power Plant (“Chapecó”), as provided for in the Agreement for the Purchase and Sale of Shares and Other Covenants and in the Private Instrument of Assignment of Rights and Obligations entered into on July 1, 2022 and July 25, 2022, respectively.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

In July 2022, The Company won the auction held by the State of Rio Grande do Sul, for the sale of 100% of the shares in its possession, 6,381,908 equivalent to 66.23% of the share capital, of Companhia Estadual de Energia Elétrica - CEEE-G, as part of the CEEE Group privatization program, in accordance with State Law 15.298/19.On October 21, 2022, the transaction was completed with payment by the company of the auction winning price. On December 22, 2022, the acquisition of Eletrobras' 32.74% interest in CEEE-G was concluded, and the Company currently holds 99% of the share capital of CEEE-G.

•	Going Concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's interim financial information for the period ended September 30, 2023, have been prepared on a going concern basis.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

2.a)	Statement of compliance

The parent company and consolidated condensed interim financial information (“interim financial information”) have been prepared and are being presented in accordance with the accounting practices adopted in Brazil issued by the Brazilian Accounting Pronouncements Committee (“CPC”) and by the Brazilian Federal Accounting Council (“CFC”), and in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) and disclose all the relevant information of the interim financial information, and only this information, which corresponds to that used by the Company's management in its activities. The consolidated interim financial information are identified as “Consolidated” and the parent company's individual interim financial information are identified as “Parent Company”.

2.b)	Basis of presentation

The interim financial information was prepared based on the historical cost and were adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses. When IFRS and CPCs allows the option between cost or another measurement criterion, the cost of acquisition criterion was used.

The preparation of these interim financial information requires Management to use certain accounting estimates, judgments and assumptions that affect the application of Accounting Polices and the amounts reported on the balance sheet date of assets, liabilities, income, and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”.

This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2022.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the relevance in relation to those already presented in the annual financial statements:

Note 10 - Basis of consolidation and investments

Note 12 - Intangible assets

Note 18 - Income tax and social contribution

Note 19 - Installment taxes

Note 20 - Tax, social security, labor, civil, environmental provisions and judicial deposits

Note 29 - Information by business segment

Note 30 - Employee benefits

Note 31 - Commitments

The interim financial information was approved by Board of Directors on November 27, 2023.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

2.c)	Functional currency and presentation currency

The accounting records included in the interim financial information of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The consolidated and parent company interim financial information are presented in BRL (reais), which is the Company’s functional and reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are converted using the exchange rate on the balance sheet date. As of September 30, 2023, US$1.00 was equivalent to BRL5.0076 (BRL5.2177 on December 31, 2022) and €1.00 was equivalent to BRL5.3000 (BRL5.5694 on December 31, 2022), according to the rates obtained from Central Bank of Brazil website.

3.	CASH AND CASH EQUIVALENTS

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes, respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in this interim financial information.

Our investments are in private securities in top-rated banks and are remunerated at pre-fixed rates.

4.	FINANCIAL INVESTMENTS

(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds;
(2)	A guarantee (fiduciary alienation) was constituted over a portion of the shares of Usiminas Siderúrgica de Minas Gerais S.A. held by the Company;
(3)	Bonds with Banco Fibra maturing in February 2028 (see note 20.a).

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

5.      TRADE RECEIVABLES

The composition of the gross balance of accounts receivable from third party consumers is shown as follows:

The changes in expected credit losses are as follows:

6.	INVENTORIES

(1)	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

The changes in expected losses on inventories are as follows:

7.	RECOVERABLE TAXES

(1)	In a judgment finalized on September 24, 2021, the Federal Supreme Court, with general repercussion, decided for the unconstitutionality of the levy of IRPJ and CSLL on amounts of interest on arrears at the SELIC rate received because of the repetition of undue tax payment. Although the decision is still pending publication, and the Company's specific lawsuit is still pending judgment, based on its best estimate to date CSN reassessed the judgment on this lawsuit, as required by ICPC 22/IFRIC 23 and recorded a credit in the amount of R$229,000. After the final and unappealable court decision of the Company's legal action, these amounts will be considered in the tax assessments, in accordance with Federal Tax Authorities of Brazil.

Credits arise mainly from ICMS, PIS and COFINS on purchases of raw materials and fixed assets, in accordance with current legislation. These credits are naturally realized through offsetting with debts of the same nature or with other federal taxes, in the cases authorized by law. Based on analyses and projections made by Management, the Company does not expect risks of non-realization of these tax credits.

8.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

(1)	In April 2023, the subsidiary CEEE-G recognized the amount of R$ 37,486, referring to the Taxes and Contributions Amounts (VIC) of the Hydroelectric Plants committed to Physical Guarantee Quota Contracts (CCGFs).In the 3rd quarter of 2022, the uncontroversial amount of R$422,254 was recognized in the same account, as a refund of the amounts overpaid for railroad freight from April 1994 to March 1994 and March 1996 to the company RFFSA, and that after its extinction, the Federal Government became a defendant. Additionally, in 2020, a credit was recognized, which is a net, certain and payable amount, arising from the final and unappealable decision of a court in favor of the Company, due to losses and damages arising from voltage sinking in the energy supply in the periods from January/1991 to June/2002, in the amount of R$ 561,466.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

9.	BASIS OF CONSOLIDATION AND INVESTMENTS

The information related to the activities of jointly controlled subsidiaries, joint operations, associates and other investments did not change in relation to what was disclosed in the Company's financial statements as of December 31, 2022. Therefore, Management decided not to repeat them in the accounting information interim of September 30, 2023.

(*) Dormant companies.

(1) On June 1, 2023, MAZET - Maschinenbau Zerspanungstechnik GmbH was acquired by the indirect subsidiary Stalhwerk Thüringen GmbH;

(2) On December 26, 2022, the Itaúba Consortium was formed, with Companhia Siderúrgica Nacional S.A., with a 63.4% stake, and CSN Cimentos Brasil S.A., with a 36.6% stake. Additionally, on January 17, 2023, the Passo Real Consortium was formed, with the consortium members Companhia Siderúrgica Nacional S.A., Elizabeth Cimentos S.A., CSN Mineração S.A. and Minérios Nacional S.A., with stakes of 46.97%, 28.18%, 23.29% and 1.56%, respectively;

(3) CEEE-G sold its ownership interest in affiliated companies Ventos Lagoa Energia S.A., Parques Eólicos Palmares S.A., Ventos do Litoral Energia S.A. and Ventos dos Índios Energia S.A..

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

9.a)	Changes in investments in subsidiaries, joint ventures, joint operations, associates and other investments

The positions presented as of September 30, 2023 and the changes refer to the interest held by CSN in these companies:

(1) Refers mainly to the alienation by CEEE-G in the first quarter of its equity interest in affiliates Ventos Lagoa Energia S.A., Parques Eólicos Palmares S.A., Ventos do Litoral Energia S.A. and Ventos dos Índios Energia S.A., consequently, there was a write-off of these investments in the amount of (R$47,611), the effect of the operation was classified under the category of other operating expenses and revenues;

(2) The balance of R$359,024 refers to the Fair Value generated in the acquisition of the company CEEE-G, with the disposals mentioned in the item above, the Fair Value was written off in the amount of (R$39,314) referring to the capital gains of the companies sold, the effect of the write-off was classified under the equity method category;

(3) These are strategic investments in startups made by the subsidiary CSN Inova Ventures, which are valued using the cost method, in the following companies: Alinea Health Holdings Ltda. I.Systems Aut. Ind., 2D Materials, H2Pro Ltda, 1S1 Energy, Traive INC., OICO Holdings, Clarke Software and Global Dot, the latter acquired on June 5, 2023;

(4) The reconciliation of equity in earnings of companies with shared control classified as joint ventures and associates and the amount presented in the income statement is presented below and results from the elimination of the results of CSN's transactions with these companies:

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

(1) The operating margin of intercompany transactions with group companies classified as joint ventures, which are not consolidated, are reclassified in the Statement of Income from the Investment group to the costs and income tax and social contribution groups.

The changes in the Parent Company's investment are presented below:

(1) On August 31, 2023, the reverse incorporation of CSN Cimentos into CSN Cimentos Brasil and the transfer of all assets, assets (movable and immovable), rights and obligations were approved.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

9.b)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies with shared control are shown below and refer to 100% of the companies’ results:

Equity interest (%)	09/30/2023				12/31/2022			
	Joint-Venture			*Joint-Operation*	*Joint-Venture*			*Joint-Operation*
	MRS Logistica	Transnordestina Logistica	Equimac S.A.	Itá Energética	MRS Logistica	Transnordestina Logistica	Equimac S.A.	Itá Energética
	37.27%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Balance sheet								
Current Assets								
Cash and cash equivalents	1,744,910	1,543	9,103	98,880	867,937	1,164	8,983	46,946
Advances to suppliers	104,385	3,633	36	1,389	29,500	21,036	1,384	1,273
Other current assets	1,019,836	67,175	17,842	27,113	1,351,335	78,777	11,648	30,735
Total current assets	**2,869,131**	**72,351**	**26,981**	**127,382**	**2,248,772**	**100,977**	**22,015**	**78,954**
Non-current Assets								
Other non-current assets	571,073	99,335	599	18,397	887,987	255,367	1,643	19,007
Investments, PP&E and intangible assets	12,102,558	11,815,712	42,765	303,388	11,541,779	11,029,525	41,709	325,911
Total non-current assets	**12,673,631**	**11,915,047**	**43,364**	**321,785**	**12,429,766**	**11,284,892**	**43,352**	**344,918**
Total Assets	**15,542,762**	**11,987,398**	**70,345**	**449,167**	**14,678,538**	**11,385,869**	**65,367**	**423,872**
Current Liabilities								
Borrowings and financing	870,439	137,819	6,766		735,231	142,073	5,497	
Lease liablities	538,290		863		472,129		701	
Other current liablities	1,608,480	78,724	6,692	26,915	1,682,928	150,268	5,777	14,326
Total current liabilities	**3,017,209**	**216,543**	**14,321**	**26,915**	**2,890,288**	**292,341**	**11,975**	**14,326**
Non-current Liabilities								
Borrowings and financing	3,781,516	7,557,342	9,417		3,604,793	7,142,895	14,446	
Lease liablities	1,625,443		253		1,928,931		630	
Other non-current liablities	742,684	1,785,025	1,827	21,727	740,892	1,484,884	1,353	18,914
Total non-current liabilities	**6,149,643**	**9,342,367**	**11,497**	**21,727**	**6,274,616**	**8,627,779**	**16,429**	**18,914**
Shareholders' equity	**6,375,910**	**2,428,488**	**44,527**	**400,525**	**5,513,634**	**2,465,749**	**36,963**	**390,632**
Total liabilities and shareholders'equity	**15,542,762**	**11,987,398**	**70,345**	**449,167**	**14,678,538**	**11,385,869**	**65,367**	**423,872**

Equity interest (%)	01/01/2023 a 09/30/2023				01/01/2022 a 09/30/2022			
	Joint-Venture			*Joint-Operation*	*Joint-Venture*			*Joint-Operation*
	MRS Logistica	Transnordestina Logistica	Equimac S.A.	Itá Energética	MRS Logistica	Transnordestina Logistica	Equimac S.A.	Itá Energética
	37.27%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Statements of Income								
Net revenue	4,655,746	562	37,948	145,136	4,118,869	309	28,351	140,165
Cost of sales and services	(2,429,094)		(20,782)	(69,762)	(2,585,717)		(17,480)	(73,053)
Gross profit	2,226,652	562	17,166	75,374	1,533,152	309	10,871	67,112
Operating (expenses) income	(375,268)	(30,859)	(3,406)	(62,265)	(182,821)	(30,798)	(2,535)	(56,903)
Financial income (expenses), net	(483,120)	(6,961)	(2,196)	4,425	(489,263)	(18,881)	(2,256)	1,162
Income before income tax and socialcontribution	1,368,264	(37,258)	11,564	17,534	861,068	(49,370)	6,080	11,371
Current and deferred income taxand social contribution	(462,604)		(848)	(5,753)	(233,918)		(900)	(4,111)
Profit / (loss) for the period	**905,660**	**(37,258)**	**10,716**	**11,781**	**627,150**	**(49,370)**	**5,180**	**7,260**

9.c)	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil, comprising the rail links Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém (“Malha II”). On December 23, 2022, after extensive negotiations involving ANTT, TCU and the then Ministry of Infrastructure, signed first amendment to the Concession Agreement , which redefined the scope and deadlines for completion of the TLSA sections, notably to provide for the return of the section Salgueiro-Porto de Suape, which results in a project with the current 1,206 km of rail network and completion deadline up to December 2029.

Management relies on resources from its shareholders and third parties to complete the work, which is expected to be available, based on previously conducted agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the interim financial information was considered appropriate.

9.d)	Incorporation of CSN Cimentos S.A. by CSN Cimentos Brasil S.A.

On August 31, 2023, the reverse incorporation of CSN Cimentos into CSN Cimentos Brasil and the transfer of all assets, assets (movable and immovable), rights and obligations were approved. The Valuation Report of CSN Cimentos' net equity was prepared based on a specific balance sheet as of June 30, 2023.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

As a result of the incorporation, the net equity of CSN Cimentos Brasil was increased by R$2,383,275,916.52 (two billion, three hundred and eighty-three million, two hundred and seventy-five thousand, nine hundred and sixteen reais and fifty-two cents), of which R$2,300,489,487.22 (two billion, three hundred million, four hundred and eighty-nine thousand, four hundred and eighty-seven reais and twenty-two cents) were allocated to the share capital and R$82,786,429.30 (eighty-two million, seven hundred and eighty-six thousand, four hundred and twenty-nine reais and thirty cents) to the capital reserve account.

9.e)	Sale of shareholding – Consórcio Machadinho

The Machadinho Consortium is responsible for the exploration of HPP Machadinho, located on the Uruguay River, on the border of the states of Santa Catarina and Rio Grande do Sul, with an installed capacity of 1,140 MW and a physical guarantee of 519.8 average MW. CEEE-G's share in the Consortium was 5.53%, which implied the same percentage of costs and charges for the project under its responsibility.

As provided for in item 5.54 of the Privatization Notice of Auction Notice No. 01/2022 and under the terms of the contract establishing the Machadinho Consortium, the other consortium members exercised their right of preference to acquire the entire stake in CEEE-G. The sale of CEEE-G's stake in Consórcio Machadinho occurred after the parties agreed to all the terms and conditions of the definitive transaction documents and the usual conditions for closing.

Under the terms and conditions of the agreed contract, the completion of the transaction was subject to compliance with the Precedent Condition, with the closure subject to the parties obtaining prior approval from the National Electric Energy Agency – ANEEL to carry out the Transaction, the which was granted in August 2023. The Closing of the transaction was carried out on 09/29/2023, for the amount of R$ 114,763,385.98 (one hundred and fourteen million, seven hundred and sixty-three thousand, three hundred and eighty-five reais and ninety-eight cents).

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

9.f)	Investment properties

The balance of investment properties is shown below:

The Company’s estimate of the fair value of investment properties was made for December 31, 2022. The fair value of investment property in the consolidated balance as of September 30, 2023, and December 31, 2022 is R$2,163,610 and in the parent company R$2,097,290.

The average estimated useful lives for the periods are as follows (in years):

10.	PROPERTY, PLANT AND EQUIPMENT

(*) Refer substantially to: i) in the consolidated table: assets for railway use, such as yards, rails, mines, and sleepers; and ii) in the parent company's table: improvements to third-party assets, vehicles and hardware.

(1) The costs of capitalized borrowing are basically determined for the projects in Steelmaking and Mining and refer substantially, to:

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

- CSN: Technological updates and acquisition of new equipment for maintenance of the production capacity of
UPV Plant (RJ);

- CSN Mineração: Expansion of Casa de Pedra (MG) and TECAR (RJ).

(2) In September 2023, CEEE-G sold its stake in Consórcio Machadinho, where it recognized the write-off of assets related to this stake in the amount of R$22,326, an amount recognized in other operating expenses (see note 25).

(i)	Right of use

Below are the movements of the right of use:

The average estimated useful lives are as follows (in years):

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

11.    INTANGIBLE ASSETS

(*) Composed mainly of: (i) mining rights whose amortization is based on production volume and (ii) Concession agreement for the use of water resources in the acquisition of control of Companhia Estadual de Geração de Energia Elétrica, amortized over the agreement term (note 3.c).

The average estimated useful lives are as follows (in years):

11.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to NBC TG 01(R4)/IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test.

The assumptions used for impairment assessment in December 2022 remain in place and there is no event that would justify recording impairment on September 30, 2023.

12.	BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures that are recorded at amortized cost are as follows:

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

12.a)	Borrowing and amortization, financing, and debentures

The following table shows amortization and funding during the period:

(1)	Including unrealized exchange and monetary variations and funding cost.

The Company raised and amortized borrowings, financing and debentures during 2023, as shown below:

12.b)	Maturities of borrowings, financing and debentures presented in current and non-current liabilities

•      Covenants

The Company maintains contracts that provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the equity ratio disclosure of its audited interim financial information according to regulatory deadlines or payment of commission for risk assumption, if the indicator of net debt to EBITDA reaches the levels foreseen in those contracts.

To the moment, the Company is compliant with the financial and non-financial obligations (covenants) of its existing contracts.

13.    FINANCIAL INSTRUMENTS

13.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate swap, swap interest and derivatives with commodities.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

Considering the nature of these instruments, their fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

•	Classification of financial instruments

Consolidated	Notes	09/30/2023				Consolidated 12/31/2022			
		Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances
Assets									
Current									
Cash and cash equivalents	3			15,302,620	15,302,620			11,991,356	11,991,356
Short-term investments	4		1,106,108	38,491	1,144,599		1,184,895	271,590	1,456,485
Trade receivables	5			3,179,048	3,179,048			3,233,164	3,233,164
Dividends and interest on equity	8			155,808	155,808			77,377	77,377
Trading securities	8		8,096		8,096		9,596		9,596
Loans - related parties	8			5,335	5,335			5,383	5,383
Total			**1,114,204**	**18,681,302**	**19,795,506**		**1,194,491**	**15,578,870**	**16,773,361**
Non-current									
Investments	4			131,906	131,906			156,185	156,185
Other trade receivables	8			10,406	10,406			8,059	8,059
Eletrobrás compulsory loan	8			54,254	54,254			58,030	58,030
Receivables by indemnity	8			988,148	988,148			974,863	974,863
Loans - related parties	8			1,617,913	1,617,913			1,384,773	1,384,773
Investments	9		68,049		68,049		94,700		94,700
Total			**68,049**	**2,802,627**	**2,870,676**		**94,700**	**2,581,910**	**2,676,610**
Total Assets			**1,182,253**	**21,483,929**	**22,666,182**		**1,289,191**	**18,160,780**	**19,449,971**
Liabilities									
Current									
Borrowings and financing	12			6,140,645	6,140,645			5,269,952	5,269,952
Leases	14			144,781	144,781			177,010	177,010
Trade payables	15			7,047,849	7,047,849			6,596,915	6,596,915
Trade payables - drawee risk	16			2,993,574	2,993,574			5,709,069	5,709,069
Dividends and interest on capital	16			4,939	4,939			611,307	611,307
Derivative financial instruments (note 16)		87,099	43,421		130,520	416,935			416,935
Total		**87,099**	**43,421**	**16,331,788**	**16,462,308**	**416,935**		**18,364,253**	**18,781,188**
Non-current									
Borrowings and financing	12			38,055,360	38,055,360			36,170,996	36,170,996
Leases	14			595,795	595,795			516,836	516,836
Trade payables	15			16,560	16,560			46,269	46,269
Derivative financial instruments (note 16)	16		50,520		50,520		69,472		69,472
Total			**50,520**	**38,667,715**	**38,718,235**		**69,472**	**36,734,101**	**36,803,573**
Total Liabilities		**87,099**	**93,941**	**54,999,503**	**55,180,543**	**416,935**	**69,472**	**55,098,354**	**55,584,761**

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

•	Fair value measurement

The following table shows the financial instruments recorded at fair value by classifying them according to the fair value hierarchy:

Level 1 - Data prices are quoted in an active market for items identical to the assets and liabilities being measured;

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets;

Level 3 - There are no assets and liabilities classified as level 3.

13.b)	Financial risk management

The Company uses risk management strategies with guidance on the risks incurred by us.

The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is referred to as natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

The consolidated net exposure as of September 30, 2023, is shown below.

CSN uses Hedge Accounting strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of September 30, 2023, as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

The effects on the result, considering scenarios 1 and 2, are shown below:

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – valuation of the Real by 1.71% / Real x Euro - valuation of the Real by 0.91% / Euro x Dollar – devaluation of the dollar by 0.81%. Source: Central Bank of Brazil and European Central Bank quotations on November 10, 2023.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

•	Interest rate risk

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TLP, EURIBOR and SOFR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

With the modification of the global financial market in recent years and in line with the recommendations of international regulatory bodies, the market began to transition from the Libor rate (London Interbank Offered Rate) to the SOFR (Secured Overnight Financing Rate) as of 2022. On September 30, all contracts were migrated to SOFR, as evidenced in the interest rate sensitivity analysis.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of September 30, 2023, as a reference.

The interest rates used in the sensitivity analysis and their scenarios are shown below:

The effects on balances, considering scenarios 1 and 2, are shown below:

(*) The sensitivity analysis is based on the premise of maintaining the market values as of September 30, 2023 as a probable scenario recorded in the company´s assets and liabilities.

•	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures, and options.

Below are the instruments for price risk protection, as shown in the following topics:

a) Cash flow hedge accounting - “Platts” index

The Company had derivative operations for iron ore, contracted by the subsidiary CSN Mineração, with the objective of reducing the volatility of its exposure to the commodity.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

In order to better reflect the accounting effects of the Platts hedge strategy in the result, CSN Mineração opted to make the formal designation of the hedge and consequently adopted hedge accounting of the iron ore derivative as a hedge accounting instrument of its highly probable future iron ore sales. With this, the mark-to-market resulting from the volatility of Platts will be temporarily recorded in shareholders' equity and will be taken to the result when the referred sales occur according to the contracted period of assessment, thus allowing the recognition of the volatility of Platts on the sales of iron ore to be recognized at the same moment.

The table below shows the result of the derivative instrument until September 30, 2023:

(*) The operation matured on September 30, 2023 and was settled in early October 2023.

The changes in the amounts related to cash flow hedge accounting - Platts index recorded in shareholders' equity on September 30, 2023, are shown as follows:

The cash flow hedge accounting - Platts index – is fully effective since the derivative instruments were contracted.

To support the above-mentioned designations, the Company prepared formal documentation indicating how the designation of cash flow hedge accounting - Platts index is aligned with CSN's risk management objective and strategy, identifying the hedge instruments used, the hedge object, the nature of the risk to be protected and demonstrating the expectation of high effectiveness of the relations designated. Iron ore derivative instruments (“Platts” index) were designated in amounts equivalent to the portion of future sales, comparing the amounts designated with the amounts expected and approved in the Management and Board budgets.

Sensitivity analysis for Platts price risks

We present below the sensitivity analysis for Platts price risks. The Company considered scenarios 1 and 2 with 25% and 50% price devaluation using as a reference the probable price at the maturity of each operation.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

The effects on the result, considering probable scenarios 1 and 2, are shown below:

(*) The probable scenario was calculated considering the Platts quotation on October 13,2023.

b) Cash flow hedge accounting

The Company and its subsidiary CSN Mineração formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as an instrument of future hedge exports. As a result, the exchange rate variation resulting from the designated liabilities will be temporarily recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to be recorded at the same time. It is noteworthy that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of hedge as of September 30, 2023:

(*) The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 25.

The net balance of amounts designated and already amortized in dollars totals US$3.567.556.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

As of September 30, 2023, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for cash flow hedge accounting ineffectiveness was recognized.

c) Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's interim financial information as of December 31, 2022. The balance recorded as of September 30, 2023 and December 31, 2022 is R$6,293.

d) Hedge accounting movements

The changes in the amounts related to cash flow hedge accounting recorded in shareholders’ equity as of September 30, 2023 are shown as follows:

•	Credit risk

The exposure to credit risks of financial institutions considers the parameters established in the financial policy. The Company practices a detailed analysis of the financial situation of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With regard to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

•	Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings, financing and debentures are shown in note 12.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

The following are the contractual maturities of financial liabilities including interest.

Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the interim financial information at their book values, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

(*) Source: Bloomberg

13.c)	Protection instruments: Derivatives

• Derivative financial instruments portfolio position

Swap exchange rate CDI x Dollar

The Company has derivative transactions to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67.000 (equivalent to R$278.000) at a cost compatible with that usually practiced by the Company.

Swap exchange rate Real x Dollar

The subsidiary CSN Cimentos, after contracting a borrowing in foreign currency of US$115,000, contracted derivative operations to protect its exposure to the dollar, maturing on June 10, 2027.

Swap exchange rate CDI x IPCA

The subsidiaries CSN Mineração and CSN Cimentos issued debentures during 2021 and 2022, respectively, and entered derivative transactions to hedge their exposure to the IPCA. CSN Mineração's contracts have maturities scheduled from 2031 to 2037, while CSN Cimentos' contracts mature in 2032.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

Below is the position of the derivatives:

•	Classification of derivatives in the balance sheet and income statement

Derivative instruments Swap CDI x IPCA are fully classified in the borrowings and financing group, since they are linked to debentures in order to protect exposure to the IPCA.

13.d)	Investments in securities measured at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Siderúrgica de Minas Gerais S.A. (“Usiminas”) and shares of Panatlântica S.A. (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment line item. They are recorded at fair value, based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

•	Stock market price risks

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

The Company is exposed to the risk of changes in the stock price due to the investments measured at fair value through profit or loss that have their quotations based on the market price on the B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the stock price risks. The Company considered scenarios 1 and 2 with 25% and 50% devaluation in the stock price using as reference the closing price on September 30, 2023. The probable scenario considered a 5% devaluation in the stock price.

The effects on the result, considering probable scenarios, 1 and 2 are demonstrated below:

13.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

14.    LEASE LIABILITIES

Lease liabilities are shown below:

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading iron ores and others and the Container Terminal - TECON, with remaining terms of 24 and 27 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has operating equipment lease agreements, used mainly in the mining and steel operations, and real estate, used as operating facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 1 to 12 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and for the contracts that did not have a rate, the Company applied the incremental borrowing rate - IBR, both in nominal terms.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

The movement of lease liabilities is shown in the table below:

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of September 30, 2023, the expected minimum payments are the following:

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the period are:

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

15.	TRADE PAYABLES

16.	OTHER PAYABLES

The other payables classified in current and non-current liabilities are comprised as follows:

(1) Advances from Customers: On December 31, 2022 the subsidiaries CSN Mineração and CSN Cimentos entered into advance contracts for the sale of electricity with national operators in the sector to be executed up to 8 years. Additionally, the subsidiary CSN Mineração S.A. received in advance the total amount of US$500.000 (R$2,599,300) referring to supply contracts of approximately 13 million tons of iron ore signed with a major international player, to be executed within 4 years, with supply expected to begin in 2024. On June 30, 2023, the subsidiary CSN Mineração entered into an amendment to the advance contract, signed on January 16, 2023, in the amount of US$300,000 for additional supply of 6.3 million tons of iron ore. From this amendment, the Company received on June 30, 2023 the amount of US$205,000 (R$987,936), the remaining balance of US$95,000 will be received until July 31, 2023;

(2) The Company classifies drawee risk and forfaiting transactions with suppliers under other liabilities. These transactions are negotiated with financial institutions by which suppliers to anticipate receivables arising from sales of goods and, consequently, lengthen the payment terms of the Company's own obligations. The actual anticipation of receivables depends on the acceptance by its suppliers, since their participation is not compulsory. The Company is not reimbursed and/or benefited by the financial institution for discounts for payment executed before the due date agreed with the supplier, there is no alteration in the degree of subordination of the title in the case of judicial execution and no alteration in the existing commercial conditions between the Company and its suppliers.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

17.	INCOME TAX AND SOCIAL CONTRIBUTION

17.a)	Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the period are as follows:

The reconciliation of income tax and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

17.b)	Deferred income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

The Company has in its corporate structure subsidiaries abroad, whose income is taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2019 and 2023, these subsidiaries generated income in the amount of R$156,367. If the Brazilian tax authorities understand that this income is subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$53,165. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the interim financial information.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and recognized in 2021 the credit for the unconstitutionality of the levy of the IRPJ and CSLL on the amounts of default interest referring to the SELIC rate received due to the repetition of tax undue payment.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

17.c)	Changes in deferred income tax and social contribution

The changes in deferred taxes is shown below:

17.d)	Income tax and social contribution recognized in equity:

The income tax and social contribution recognized directly in equity are shown below:

18.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

The changes in tax, social security, labor, civil and environmental provisions in the period ended September 30, 2023 can be summarized as follows:

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal advisors’ assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liabilities from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

▪	Possible administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectations, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance as of September 30, 2023 and December 31, 2022.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

Consolidated	
	09/30/2023	12/31/2022
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA	15,311,254	14,174,838
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Disallowance of goodwill deductions generated in the reverse incorporation of Big Jump by Namisa	5,334,695	4,920,177
Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,628,747	2,388,423
Infraction and Fine Imposition Notices (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016 and 2017	4,377,939	4,104,626
Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,254,133	2,138,608
ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,365,927	1,255,251
Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,357,989	1,238,018
CFEM – difference of understanding between CSN and ANM on the calculation basis	1,248,299	1,143,275
Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	1,081,763	986,196
ICMS - SEFAZ/RJ - Electricity Credits	1,042,238	950,469
Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá	790,649	715,152
ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	718,090	666,816
ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	433,788	623,748
Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	725,077	663,594
Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing	355,531	
ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	387,055	357,006
Notice of Violation and Imposition of Fine (AIIM) / Annulment Action - RFB - IRRF - Capital gain of CFM company sellers located abroad	311,722	289,406
Other tax law suits (federal, state, and municipal)	5,986,631	5,579,232
Social security law suits	257,498	187,338
Action to discuss the balance of the construction contract – Tebas	593,716	560,638
Action related to power supply payment's charge - Light	432,416	386,834
Action that discusses Negotiation of energy sales - COPEN - CEEE-G	194,475	193,469
Collection of defaulted amounts of contracts for the execution of the Presidente Médici Thermoelectric Power Plant - SACE - CEEE-G	197,237	192,212
Enforcement action applied by Brazilian antitrust authorities (CADE)	119,468	109,206
Other civil law suits	1,377,128	1,168,591
Labor and social security law suits	2,039,759	1,726,517
Tax foreclosures – Fine – Volta Redonda IV	135,720	122,639
ACP landfill Márcia	306,389	306,389
Other environmental law suits	627,364	539,410
	51,992,697	47,688,078

38

Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

In the first quarter of 2021, the Company was notified of an arbitration proceeding based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion, and the Company has no knowledge of the basis for the estimates of the amount asked. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

The Company has been offering judicial guarantees (Guarantee Insurance/Letter of Guarantee) in the total amount updated to September 30, 2023, of R$8.462.939 (December 31, 2022, R$4,939,419), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management's judgment and with the accounting practices adopted in Brazil.

19.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligation is as follows:

20.	RELATED-PARTY BALANCES AND TRANSACTIONS

20.a)	Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•	Consolidated

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

•	Parent Company

Consolidated and Parent Company Information:

(1)	Financial investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents and Bonds with Banco Fibra and government bonds and CDBs with the exclusive funds;

(2)	Accounts receivables: refers mainly to sales transactions of steel products from the Parent Company to related parties;

(3)	Dividends receivable: In the Parent Company on September 30, 2023, it mainly refers to interest on equity from Minérios Nacional S.A in the amount of R$9,353 (R$14,785 in December 2022) and dividends from the subsidiary CSN Cimentos Brasil S.A in the amount of R$178,348 on September 30, 2023 (R$178,348 on December 31, 2022) and in the Consolidated dividends from MRS Logística S.A in the amount of R$77,377 (R$77,377 in December 2022);

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

(4)	Loans (Assets):

Long term: In Consolidated refers mainly to loan agreements with Transnordestina Logística amounting to R$1,603,482 (R$1,384,773 as of December 31, 2022) with an average rate of 125.0% to 130.0% of CDI;

(5)	Others (Assets): In Consolidated as of September 30, 2023, refers advance for future capital increase with Transnordestina Logística S.A. in the amount of R$1,705,332 (R$1,484,759 as of December 31, 2022);

(6)	Borrowings (Liabilities):

Foreign currency: In the Parent Company these are intercompany contracts amounting to R$7,342,254 as of September 30, 2023 (R$10,027,850 as of December 31, 2022).

20.b)	Key management personnel

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of September 30, 2023, and 2022.

20.c)	Guarantees

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

21.	SHAREHOLDERS’ EQUITY

21.a)	Paid-in capital

The fully subscribed and paid-in capital as of September 30, 2023, is R$10,240,000, divided into 1,326,093,947 common and book-entry shares (as of December 31, 2022, R$10,240,000 divided into 1, 326,093,947 common and book-entry shares), with no par value. Each common share entitles to one vote in the resolutions of the General Meeting.

21.b)	Authorized capital

The Company’s bylaws in effect on September 30, 2023, define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of amendments to the bylaws.

21.c)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Law 6,404/86, up to a limit of 20% of the capital stock.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

21.d)	Ownership structure

As of September 30, 2023, and December 31, 2022, the Company’s ownership structure was as follows:

As of March 31, 2023, an Asset Restructuring Agreement was entered into between Rio Purus Participações S.A. and CFL Participações S.A. ("CFL"), the shareholders that directly and indirectly hold all the shares of Vicunha Aços S.A. ("Vicunha Aços"). Thus, the implementation of this Transaction results in CFL Ana Participações S.A. ("CFL Ana"), a subsidiary of CFL, holding 135,904,451 common shares, book-entry and without par value issued by CSN, representing on this date 10.25% of its capital stock.

21.e)	Treasury shares

On September 30, 2023, the Company did not have an open treasury share buyback program, below is the movement of the programs that were closed:

21.f)	Earnings per share

The earnings per share are shown below:

22.	SHAREHOLDER’S COMPENSATION

On May 17, 2023, the Company paid its shareholders interest on equity in the amount of R$700,000, corresponding to a gross amount of R$0.52786606981 per share. Considering the incidence of Withholding Income Tax at the rate of 15%, the net amount of Income Tax will be paid of R$595,000 equivalent to R$0.44868615934 per share and dividends in the amount of R$1,614,000 equivalent to R$1.21710833810 per share.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

23.	NET REVENUE

Net sales revenue is comprised as follows:

24.	EXPENSES BY NATURE

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

The depreciation, amortization and depletion for the period were distributed as follows.

(1) The cost of production includes PIS and COFINS credits on lease agreements as of September 30, 2023, in the amount of R$5,782 in the consolidated (R$5,426 as of September 30, 2022) and R$620 in the parent company (R$458 as of September 30, 2022);

(2) They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT customer portfolio, classified in other operating expenses, see note 25.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

25.	OTHER OPERATING INCOME AND EXPENSES

Consolidated	
	09/30/2023	09/30/2022
Other operating income		
Receivables by indemnity	6,422	152,437
Rentals and leases	15,765	8,826
Contractual fines	3,508	2,437
Updated shares – Fair value through profit or loss (Note 13)	(26,651)	(27,977)
Gain on disposal of investments [1]	114,763	
Other revenues	28,904	87,178
	142,711	**222,901**
Other operating expenses		
Taxes and fees	(71,984)	(115,514)
Expenses/reversal w ith environmental liabilities, net	(6,665)	(356)
Write-off/(Provision) of judicial law suits	47,625	(61,962)
Depreciation and amortization (note 24)	(64,279)	(57,571)
Reversal/(Write-offs) of estimated losses in fixed assets, intangible assets and Investment properties, net of reversal (notas 9.d, 10 e 11) [2]	(27,365)	(11,561)
Estimated (Loss)/reversal in inventories [3]	(545,940)	(179,169)
Idleness in stocks and paralyzed equipment [4]	(287,344)	(113,093)
Studies and project engineering expenses	(39,199)	(40,893)
Healthcare plan expenses	(69,444)	(63,918)
Cash flow hedge accounting realized (note 13) [5]	(685,689)	(815,269)
Other expenses	(299,612)	(466,668)
	(2,049,896)	**(1,925,974)**
Other operating income (expenses), net	**(1,907,185)**	**(1,703,073)**

	Parent Company	
	09/30/2023	09/30/2022
Other operating income		
Receivables by indemnity	5,932	150,777
Rentals and leases	10,424	6,907
Contractual fines	2,080	1,654
Updated shares – Fair value through profit or loss (Note 13)	(26,651)	(27,977)
Other revenues	467	70,858
	(7,748)	**202,219**
Other operating expenses		
Taxes and fees	(33,886)	(81,542)
Expenses w ith environmental liabilities, net	(2,442)	1,501
Write-off/(Provision) of judicial law suits	11,411	(26,236)
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 24)	(6,104)	(5,172)
Write-offs and estimated losses of PPE, intangible assets and investment properties, net of reversal (notes 10 and 11)	(659)	(1,065)
Estimated (Loss)/reversal in inventories [3]	(279,913)	(128,673)
Idleness in stocks and paralyzed equipment [4]	(279,663)	(11,169)
Studies and project engineering expenses	(11,831)	(15,794)
Research and development expenses		(296)
Healthcare plan expenses	(67,125)	(63,355)
Cash flow hedge accounting realized (note 13) [5]	(364,979)	(830,132)
Other expenses	(163,493)	(362,692)
	(1,198,684)	**(1,524,625)**
Other operating income (expenses), net	**(1,206,432)**	**(1,322,406)**

(1)	Refers to the gain on the sale of Consórcio Machadinho (see note 9.e);
(2)	Mostly refers to the write-off on the sale of Consortium Machadinho (R$ 22,326 see note 9.e);
(3)	In the Parent Company, refers substantially to losses incurred in the production process at the Presidente Vargas Plant ("UPV") and in Consolidated, losses in inventories in the amount of (R$213,490);
(4)	In 2023, unused capacity due to lower than normal production volume at Presidente Vargas Plant ("UPV");
(5)	In the Parent Company this is the realization of a Cash Flow Hedge in the amount of (R$364,979) and in Consolidated the realization of a Cash Flow Hedge in the amount of (R$375,525) and a Hedge of Platts in the amount of (R$310,164).

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

26.	FINANCIAL INCOME (EXPENSES)

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

27.	SEGMENT INFORMATION

The financial information related to the business segments is not changed from that disclosed in the Company's financial statements as of December 31, 2022. Accordingly, management has decided not to repeat them in this condensed interim financial information.

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled entities as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the “Corporate expenses/elimination” column.

28.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information about transactions related to the statement of cash flows:

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Interim Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional – CSN

29.	SUBSEQUENT EVENTS

Export Credit Note (NCE)

On October 4, 2023, the Company formalized the raising of an Export Credit Note with Banco Bradesco, in the amount of R$680 million, with due dates in 2026, 2027 and 2028.

Acquisition of equity interest

On October 27, 2023, the Company entered into a Share Purchase and Sale Agreement and Other Covenants (“Purchase and Sale Agreement”) for the acquisition of 18.61% of the share capital of Panatlântica S.A., at the price of R$150 million, to be paid in 6 annual installments, the first being on the transaction closing date and the others on the five subsequent anniversaries of the transaction closing date. With this, the Company will, under the terms of the Purchase and Sale Agreement, hold shares representing 29.91% of Panatlântica's share capital. The closing of this transaction is subject to approval by competition authorities.

News published in the media

On November 7, 2023, the Company issued a material fact in response to Official Letter 1.252/2023- SLS da Bolsa, Brasil, Balcão – B3, dated November 6, 2023, whose content of the consultation deals with a possible interest in the assets of the company Intercement Participações. The Company clarifies that it always evaluates investment opportunities in line with its business and growth strategy in the cement sector. In this sense, it confirms the hiring of the bank Morgan Stanley to analyze the assets of Intercement Participações but reinforces that the process is still in a preliminary phase, and there is no binding fact or document that deserves disclosure to the market under the terms of the legislation in force, not It is even possible to determine the potential object of the transaction.

Dividend distribution - CSN

On November 13, 2023, the Company approved, at a Board of Directors Meeting, the distribution of interim dividends in the amount of R$985 million, to the profit reserve account, corresponding to the value of R$0.74 per share of capital stock. Dividends will be paid from November 29, 2023, as an advance of the mandatory minimum dividend and without monetary correction.

Dividend distribution – CSN Mineração

On November 14, 2023, CSN Mineração approved, at a Board of Directors Meeting, the distribution of interim dividends in the amount of R$1,364 million, from the profit recorded in the balance sheet on September 30, 2023, corresponding to the value of R$0.25 per share of share capital. Dividends will be paid from November 28, 2023, as an advance of the mandatory minimum dividend and without monetary correction.

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SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 28, 2023	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro Marcelo Cunha Ribeiro
	Title:	Chief Financial and Investor Relations Officer

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